April 1, 2023

Ms. Sonya Maggi

Dear Sonny,

As discussed with Orlando, effective 4/1/2023, the following will apply to your title and responsibilities:

Title: VP Carrier Relationships

Company: Phonetime Inc until transitioned to Mexedia Inc.

Compensation: Base $8,333 gross monthly under ADP ($100k per year) plus incentive paid to your company ($80,000 per year): Combined $180k per year.

Reporting to me on all matters.

Monthly Margin Target: $200k (ramp up 90 days)

Stock Option Plan (SOP) to follow in a couple of weeks.

We count on your continued support, especially to assist in offsetting large accounts receivables such as Livewire, CallVox, KH, among others, in short order.

We wish you the best of luck as we welcome you to the Mexedia team!

Sincerely,

/s/ Daniel Contreras

CEO @Mexedia USA

T: +1 305 206-2993